UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Officer

Effective on October 8, 2025, Mingzhu Logistics Holdings Limited (the “Company”) appointed Ms. Liying Li as the Chief Operating Officer of the Company. In connection therewith, the Company and Ms. Li entered into an employment agreement, dated October 8, 2025, pursuant to which Ms. Li will receive a base salary of US$18,000 in cash or stock equivalent per annum.

The biographical information of Ms. Li is set forth below.

Ms. Li is the co-founder of Talking Web3 from January 2023 to October 2025 where she led communication strategies for numerous top projects, driving efficient growth across brand launches. Prior to that, Ms. Li was an early shareholder and strategic advisor to xNFT Trading Platform from July 2021 to January 2023 where she led the top-level design of the non-fungible token marketplace and DigiCenter wallet, supporting five blockchains, including Ethereum, Arbitrum, and Binance Smart Chain. Prior to that, Ms. Li was the Head of the Wallet Division of AToken by Digital Finance Group   from October 2019 to July 2021, where she built the company into a top domestic decentralized wallet brand from scratch, and AToken   expanded to 110 countries, gained 1.7 million users, and grew from zero to US$1.5 billion in stored assets within five months—eventually reaching US$10 billion in on-chain assets. Ms. Li earned her bachelor’s degree in engineering from Harbin Institute of Technology in 2007.

Ms. Li entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. The employment agreement is qualified in its entirety by reference to the complete text of the employment agreement, which is furnished hereto as Exhibit 99.1.

Ms. Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Employment Agreement by and between the Company and Liying Li, dated October 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: October 16, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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